[rue21 letterhead]

July 31, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. David L. Orlic

Re:	rue21, inc.

Amendment No. 1 to Schedule 13E-3

Filed on July 19, 2013 by rue21, inc., Apax VIII-A L.P., Apax VIII-B L.P.,

Apax VIII-1 L.P., Apax VIII-2 L.P. et al.

File No. 005-85129

Revised Preliminary Proxy Statement on Schedule 14A

Filed on July 19, 2013

File No. 001-34536

Dear Mr. Orlic,

This letter is being furnished by rue21, inc., a Delaware corporation (“rue21” or the “Company”), in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2013 with respect to rue21’s Amendment No. 1 to Schedule 13E-3 (File No. 005-85129) (the “Schedule 13E-3”) and Revised Preliminary Proxy Statement on Schedule 14A (File No. 001-34536) (the “Proxy Statement”) that were filed with the Commission on July 19, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Apax Partners, L.P. (“Apax”) are based on information provided by Apax, and responses with respect to comments regarding information about Perella Weinberg Partners LP (“Perella Weinberg”) are based on information provided by Perella Weinberg.

United States Securities and Exchange Commission

Division of Corporation Finance

In addition, rue21 is hereby filing Amendment No. 2 (the “Amended Proxy Statement”) to the Proxy Statement and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Proxy Statement and the Amended Schedule 13E-3 have each been revised to reflect rue21’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Amended Proxy Statement and four copies of the Amended Schedule 13E-3, all of which have been marked to show changes from the initial filing of the Proxy Statement and the Schedule 13E-3, as applicable.

Amendment No. 1 to Schedule 13E-3

General

1.	We note your response to prior comment 1. As requested, please disclose the name of, and the information called for by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to, each person controlling Apax VIII GP Co. Limited by means of an equity interest, and each executive officer and director of any corporation or other person ultimately in control of Apax VIII GP Co. Limited. See General Instruction C to Schedule 13E-3.

Response: Representatives of Apax have advised the Company that Apax Guernsey (Holdco) PCC Limited, a Guernsey corporation (“Holdco”), owns 100% of the equity interest in Apax VIII GP Co. Limited (“Apax VIII GP”), but Holdco does not exercise control over Apax VIII GP. Representatives of Apax have advised the Company that the board of directors of Apax VIII GP exercises control over Apax VIII GP, including retaining the right to appoint and remove directors without shareholder approval. Representatives of Apax have advised the Company that while Holdco in its capacity as shareholder also has the right to appoint directors of the Apax VIII GP’s board, Holdco has not and does not exercise this right. Representatives of Apax have advised the Company that Holdco effectively functions as a passive holding company with any necessary decision making authority in relation to Apax VIII GP being exercised at the Apax VIII GP level. Representatives of Apax have advised the Company that, moreover, the equity of Holdco is owned by a charitable trust which has no equity owners or named beneficiaries. As such, the Company respectfully advises the Commission that, based on information provided to it by Apax, for purposes of Rule 13e-3 control of Apax VIII-A L.P., Apax VIII-B L.P., Apax VIII-1 L.P., and Apax VIII-2 L.P (collectively, the “Apax Investors”) effectively rests at the Apax VIII GP level.

2.	Please provide your analysis as to whether John Megrue and William Gumina are affiliates engaged in the Rule 13e-3 transaction.

Response: The Company respectfully submits that, based on information provided to it by representatives of Apax, neither John Megrue or William Gumina should reasonably be characterized as affiliates engaged in a 13e-3 transaction because such persons are not in a control relationship with the Company.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Gumina:

Rules 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such issuer. Rule 12b-2 under the Exchange Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. It is generally understood that beneficial ownership above 10% or more of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate.

Representatives of Apax have advised the Company that Mr. Gumina is a partner of Apax Partners L.P., which provides sub-advisory services to Apax Partners LLP, which in turns provides investment advisory services to the Apax Investors. Representatives of Apax have advised the Company that Mr. Gumina does not control the Apax Investors in his capacity as a partner of Apax Partners L.P. and therefore is not an affiliate of the Apax Investors or of the Company. Mr. Gumina is not currently represented on the board of directors of the Company (and does not have a right to appoint any representatives to the Company’s board of directors) and was not otherwise affiliated with the Company prior to the execution of the Merger Agreement. Representatives of Apax have advised the Company that Mr. Gumina’s only investment in the Company is an investment through SKM Investment Fund II, the employee coinvestment fund of SKM Equity Fund II, L.P. and SKM Investment Fund II (the “SKM Funds”). Representatives of Apax have advised the Company that such investment is a passive investment and Mr. Gumina does not have any agreement, arrangement or understanding with SKM Funds with respect to voting of the Company’s shares. Representatives of Apax have advised the Company that it is not expected that Mr. Gumina will directly hold equity in the surviving corporation or Parent. Further, Representatives of Apax have advised the Company that Mr. Gumina is not engaged in the 13e-3 transaction in his individual capacity. For the foregoing reasons, and based on information provided to the Company by Apax, the Company respectfully submit that Mr. Gumina is not an “affiliate” engaging in a 13e-3 transaction within the meaning of Rule 13e-3 and, consequently, is not required to file a Schedule 13E-3 in connection with the merger.

Mr. Megrue:

Representatives of Apax have advised the Company that Mr. Megrue is a partner of Apax Partners L.P., which provides sub-advisory services to Apax Partners LLP, which in turns provides investment advisory services the Apax Investors. Representatives of Apax have advised the Company that Mr. Megrue does not control the Apax Investors in his capacity as a partner of Apax Partners L.P. and therefore is not an affiliate of the Apax Investors or of the Company. Representatives of Apax have advised the Company that Mr. Megrue’s only investment in the Company is a passive investment through SKM Investment Fund II. Mr. Megrue was elected to the Company’s board of directors by the Company’s shareholders. Notwithstanding the fact that Mr. Megrue is on the Company’s

United States Securities and Exchange Commission

Division of Corporation Finance

board of directors, Mr. Megrue does not control the Company. As disclosed in the “Background” section of the Amended Proxy Statement, Mr. Megrue recused himself from deliberations and meetings of the Company’s board during the pendency of Apax’s proposal. Representatives of Apax have advised the Company that Mr. Megrue is not engaged in the 13e-3 transaction in his individual capacity. Representatives of Apax have further advised the Company that it is not expected that Mr. Megrue will directly hold equity in the surviving corporation or Parent. Notwithstanding the fact that Mr. Megrue serves on the Company’s board of directors and will be a director of Parent upon the consummation of the Merger, based on information provided to the Company by Apax, Mr. Megrue does not control the Company or Parent in a way that would cause him to be deemed to be “engaged in” in a 13e-3 transaction within the meaning of Rule 13e-3 and, consequently, is not required to file a Schedule 13E-3 in connection with the merger.

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 9

3.	We note your response to prior comment 11. If the special committee did not perform its own going concern analysis, please revise your disclosure to disclose that the special committee specifically adopted, rather than relied on, the going concern analysis of the financial advisor.

Response: In response to the Staff’s comment, the Company has revised the above-referenced disclosure to state that the special committee specifically adopted, rather than relied on, the going concern analysis of the financial advisor.

4.	We note your response to prior comment 6. Given that the DCF analysis was prepared by an outside party on March 15, 2013, presented to the board of directors during its deliberations regarding the Rule 13e-3 transaction, and analyzed by the financial advisor, it appears to be materially related to the Rule 13e-3 transaction. Please provide the disclosure required by Item 1015 of Regulation M-A with respect to this report.

Response: The Company respectfully submits that, for the reasons described below and those provided in its response letter to the Commission dated July 19, 2013, it remains of the view that the discounted cash flow, or DCF, analysis prepared by an outside investment bank on March 15, 2013 is not materially related to the proposed merger, and accordingly, is not subject to disclosure pursuant to Item 1015 of Regulation M-A. The DCF analysis was not prepared in connection with the proposed merger and did not relate in any way to the proposed merger, the consideration or the fairness of the consideration to be offered to security holders in the proposed merger or to the fairness of the proposed merger to the Company, its affiliates or to security holders who are not affiliates.

Indeed, as disclosed in the proxy statement, the DCF analysis was included in a deck prepared for the Company’s board of directors, not the special committee, in considering a completely different transaction, an expansion of the Company’s existing share

United States Securities and Exchange Commission

Division of Corporation Finance

repurchase program which was initially authorized on May 24, 2012. The deck was prepared by a third party investment bank at the request of the Company’s chief financial officer. The size of the expansion to the share repurchase program was only $25 million, less than 2.5% of the size of the merger transaction currently proposed with Apax and certainly not transformative of the Company’s capital structure. The share repurchase program had originally been authorized for $50 million and through the time the deck was prepared, $25 million of the authorized amount had been used - so the authorization being sought was merely to “reload” the repurchase program to its original capacity. The investment bank that prepared the deck was not engaged by the Company (there is no engagement letter) and the investment bank is not believed to be aware at the time that the Company had explored strategic alternatives or held discussions with Apax regarding a sale transaction.

When the share repurchase deck (including the DCF analysis) was prepared, the original discussions with Apax regarding a potential transaction had been terminated and the Company’s board was not considering a sale transaction or strategic alternatives. The expansion to the existing share repurchase program was not an alternative transaction to the proposed merger. Rather, it was merely an extension of an existing share repurchase program, discussed at a time when the proposed merger was not under consideration and approved by the board of directors prior to the Company receiving the proposal letter from Apax in April. Additionally, the deck was never presented to the board by the investment bank but was rather sent to the board by the Company’s CFO via email in connection with the approval by written consent of the expansion to the existing share repurchase program.

The DCF analysis contained in the deck was not based on discussions with management or the Company’s long range plan - the investment bank prepared the DCF analysis based on publicly available information (the street consensus estimates for the Company) and extrapolated from those numbers based on a growth rate that the investment bank assumed.

The only reason the DCF analysis was disclosed in the proxy statement was because it was discussed with the special committee in light of the fact that it contained errors that produced a higher valuation than what was suggested by the work of the special committee’s financial advisor. The DCF analysis itself was never delivered or presented to the special committee. Rather, the special committee’s financial advisor provided the special committee with a verbal description of the DCF analysis on April 27, 2013 in order to explain why the DCF analysis in the March 15, 2013 share repurchase deck showed a higher DCF value than the analysis prepared by the special committee’s financial advisor. The verbal description did not include a reference to the specific prices suggested by the DCF analysis. The verbal description of the DCF analysis that was presented to the special committee is described in detail under the heading “Background of the Merger” in the Amended Proxy Statement on page 17.

Finally, the Company also believes that including the DCF analysis in the proxy statement would not be helpful for stockholders because, in addition to being unrelated to the merger, the DCF analysis included mistakes which resulted in erroneous results. As the DCF analysis was only verbally discussed with the special committee to explain these mistakes and the erroneous results, the description of that discussion should satisfy the Company’s disclosure obligations.

United States Securities and Exchange Commission

Division of Corporation Finance

The Merger Agreement, page 96

5.	You have retained a statement that the representations and warranties have been made solely for the benefit of the other party to the merger agreement. Please revise this disclosure to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the above-referenced disclosure to remove the word “solely”.

Market Price of Common Stock and Dividends, page 135

6.	We note your response to prior comment 17. Please update the table appearing in this section as of the current quarter, rather than the end of the last fiscal quarter.

Response: In response to the Staff’s comment, the above-reference table has been updated as of the current quarter through the most recent practicable date, rather than through the end of the last fiscal quarter.

The Parent Group, page 142

7.	Please disclose in the first paragraph the identities of the “funds advised by Apax LLP” who beneficially own Parent and Merger Sub. We presume this reference is to Apax VIII-A L.P., Apax VIII-B L.P., Apax VIII-1 L.P., and Apax VIII-2 L.P. If not, we may have further comment.

Response: In response to the Staff’s comment, the Company has revised the Amended Schedule 13E-3 to reflect that Parent and Merger Sub are beneficially owned by Apax VIII-A L.P., Apax VIII-B L.P., Apax VIII-1 L.P., and Apax VIII-2 L.P.

Incorporation of Certain Documents by Reference, page 151

8.	You have retained references to documents “deemed to be incorporated by reference” into the prospectus. Please explain these references.

Response: In response to the Staff’s comment, such references have been removed.

Form of Proxy Card

9.	Mark your form of proxy card “preliminary copy.” See Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the form of proxy card has been marked “Preliminary Proxy Materials - Subject to Completion.”

10. Please disclose the correct standard for use of discretionary authority. See Rule 14a-4(c)(3).

Response: In response to the Staff’s comment, the Company has revised the standard for use of discretionary authority marked on the form of proxy card.

* * * *

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Fox at (212) 446-4994 or David Feirstein at (212) 446-4861, each of Kirkland & Ellis LLP, rue21’s outside counsel.

Sincerely,

/s/ Stacy Siegal
Stacy Siegal

Cc:	David Fox, Esq.

David Feirstein, Esq.